RACKWISE, INC.

2365 Iron Point Road, Suite 190

Folsom, CA 95630

May 29, 2012

VIA EDGAR

United States

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:      Katherine Wray

Division of Corporation Finance

Re:         Rackwise, Inc. (f/k/a Visual Network Design, Inc.)

Amendment No. 2 to Registration Statement on Form S-1

Filed April 16, 2012

File No. 333-179020

Current Report on Form 8-K

Filed April 26, 2012

File No. 000-54519

Ladies and Gentlemen:

On behalf of Rackwise, Inc., a Nevada corporation (the “Company,” “we,” “us” or “our”), we submit the following responses to the comments of the Staff of the Securities and Exchange Commission as set forth in your letter dated May 10, 2012 (the “Comment Letter”), addressed to Guy Archbold, Chief Executive Officer of the Company, relating to the above-captioned Amendment No. 2 to Registration Statement on Form S-1 filed by the Company on April 16, 2012 (the “Form S-1”) and Current Report on Form 8-K filed by the Company on April 26, 2012. Set forth below are the Staff’s comments, indicated in bold, together with the responses thereto by the Company.

Form S-1

Summary

Business Developments, page 4

1.	The last bullet point under this heading refers to your standard license agreement with Intel as “discounted.” We note, however, your response to prior comment 11, as well as your disclosure at the top of page 36 stating that the software license agreement granted by the company to Intel is “fully paid up” and “royalty free.” Please revise the term “discounted” to reflect clearly, if accurate, that the license agreement imposes no payment obligations on Intel.

The disclosure has been revised to reflect that the license agreement imposes no payment obligations on Intel.

2.	In addition, please expand your description of the Intel agreements here and where they are described in MD&A to clarify that Intel has no obligations under the agreements to provide you with any feedback, information, or products, and that there are no significant payments provided for in the agreements, as your response to prior comment 11 and your disclosure on page 36 suggests.

The description of the Intel agreements under “Business Developments” and “MD&A” has been expanded to clarify that Intel has no obligations under the agreements to provide the Company with any feedback, information, or products and that there are no significant payments provided for in the agreements.

3.	Further, to the extent that you make claims in the prospectus predicting developments in the future in connection with the Intel agreements, ensure that such claims are expressed as objectives that may not be accomplished, and discuss circumstances that may prevent their accomplishment. As examples of a claims that should be expanded to provide such disclosure, we note the following:

•	Your statement that appears here and elsewhere in the prospectus that “functionality and features of the Intel DCM middleware product” will be available to you for inclusion in future iterations of your DCM product, beginning with your release scheduled for the second quarter of 2012;

•	The related statement on page 35 that “the discounted Standard License Agreement will be further justified inasmuch as [you] anticipate that incorporating functionality and features adopted and validated by a globally recognized technology leader, the breadth of Intel, will provide [y]our future generation products with potentially significant competitive advantage with a similar impact on overall sales;” and

•	The claim on page 35 that you “anticipate gaining a competitive advantage in the data center infrastructure management ‘suite’ segment of the market as the only ‘suite’ provider to incorporate into its product the benefits of the Intel DCM middleware which allows for real-time reporting of energy usage and thermal characteristics at the device level.”

The disclosures respecting claims predicting future developments related to the Intel agreements have been expanded to reflect that such predictions may not be realized and the reasons therefor.

Selling Stockholders, page 14

4.	Several of the footnotes to the selling stockholder table as well as to the beneficial ownership table on page 46 disclaim beneficial ownership except to the extent of the beneficial owner’s pecuniary interest. Beneficial ownership disclosure pursuant to Item 403 and Item 507 of Regulation S-K is determined in accordance with Exchange Act Rule 13d-3, which states that beneficial ownership is based on voting and/or investment power, not pecuniary interest. See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3(a). For additional guidance, refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations. Accordingly, please remove the disclaimers, or provide us with a brief legal analysis supporting your belief that a registrant may issue disclaimers of beneficial ownership.

The footnote disclaimers of beneficial ownership have been removed.

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Legal Matters, page 62

5.	We note your revised disclosure in response to prior comment 13 regarding the relationship between your outside counsel Gottbetter & Partners, LLP and Gottbetter Capital Markets, LLC, and we note in particular the following statement: “Gottbetter Capital Markets, LLC acted as a placement agent for the recently completed private placement offerings of the Company’s securities and received placement agent fees in accordance with executed placement agent agreements.” Please expand this description to describe more clearly the nature of the placement agent fees. Refer to Item 509 of Regulation S-K.

The description of the placement agent fees received by Gottbetter Capital Markets, LLC has been expanded to more clearly describe the nature of the fees.

Form 8-K

6.	We note your Form 8-K filed pursuant to Item 8.01 (Other Events) disclosing your April 20, 2012 issuance of senior convertible promissory notes that are convertible into equity securities of the company. Please tell us how you determined that this current report was not required to be filed pursuant to Item 3.02 (Unregistered Sales of Equity Securities) of Form 8-K.

We determined that our April 20, 2012 Current Report on Form 8-K was not required to be filed pursuant to Item 3.02 by reason of Item 3.02(b) which does not require a report to be filed under Item 3.02 by “smaller reporting companies” if the equity securities sold, in the aggregate since the last report filed under Item 3.02 or the last periodic report, whichever is more recent, constitutes less than 5% of the number of shares outstanding of the class of equity securities sold. The number of shares issuable upon conversion of the senior convertible promissory notes constitutes less than 1% of the Company’s outstanding common stock and when combined with other issuances of common stock by the Company since the Company’s last periodic report filed prior to the 8-K is less than 5% of the Company’s outstanding common stock.

* * * * *

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure of the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We believe that the responses contained in this letter, as reflected in Amendment No. 3 to Form S-1 of the Company being filed in conjunction with this letter, will be considered by the Staff to be satisfactory responses to the comments contained in the Comment Letter.

If the Staff has any questions or comments with respect to our responses, please contact me at (888) 818-2385.

Sincerely yours,

Rackwise, Inc.

/s/ Guy A. Archbold

Guy A. Archbold
Chief Executive Officer

cc:          Ryan Rohn

Stephen Krikorian

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